Exhibit 3

February 23, 2012

Board of Directors
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, NY 10019

Dear Members of the Board:

I, Kenneth D. Cole, am pleased to submit this proposal to acquire all of the outstanding shares of common stock of Kenneth Cole Productions, Inc. (the “Company”) that I do not directly or indirectly own at a purchase price of $15.00 per share in cash. As you know, I currently own approximately 47% of the common stock (representing approximately 89% of the voting power) of the Company.

The proposed price represents a premium of approximately 26% over the average closing price of the Company’s Class A common stock for the past 45 trading days. This proposal represents a unique opportunity for the Company’s stockholders to monetize their investment at a premium to the Company’s current and recent stock price. The proposed price also represents a higher price than the stock has traded for since October 2010, and, prior to then, September 2008.

The proposed transaction will ensure the Company has the flexibility and structure to successfully navigate our market environment in the years to come.  Recent market challenges have created a sharply competitive landscape, and I believe it is now more important than ever to embrace a more entrepreneurial  perspective where  we are all incentivized to grow and develop our Company’s products, brand and business with a longer term perspective.  I believe it is increasingly difficult to develop this type of culture in  a public company context, where the public markets are increasingly focused on short-term results.  I am convinced that private ownership is in the best interests of the business and the organization and that this proposal is in the best interests of the shareholders.

I plan to invest all of the Company shares directly and indirectly owned by me in the proposed transaction. In addition to my substantial equity investment, I anticipate I will raise additional funds as necessary through committed financing from third-party financing source(s). Copies of any executed commitment letter(s) will be delivered to you under separate cover as soon as they become available following customary confirmatory due diligence by the financing source(s).

Following the transaction, I would expect that the Company’s management team would remain in place. In addition, I anticipate maintaining the Company’s valuable employee base, which I view as one of its most important assets.

Kenneth Cole Productions, Inc.
February 23, 2012

I expect that you will establish a special committee of independent directors to consider this proposal on behalf of the Company’s public stockholders and to make a recommendation to the full Board of Directors. I also expect that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction. I will not move forward with the transaction unless it is approved by the special committee. Given my extensive history and knowledge of the Company, I am prepared to negotiate a merger agreement with the special committee and its advisors and complete the transaction in an expedited manner. The merger agreement will provide that the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company that are not directly or indirectly owned by me.

In considering this proposal, please note that in my capacity as a stockholder of the Company I am interested only in acquiring the shares of the Company that I do not currently own, and that in such capacity I have no interest in a disposition or sale of my interest in the Company, nor is it my intention, in my capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company. If the special committee does not recommend or the public stockholders of the Company do not approve the proposed transaction, such a determination would not adversely affect my future relationship with the Company.

In accordance with my legal obligations, I promptly will file an amendment to my Schedule 13D, including a copy of this letter. I believe it is appropriate, as well, for me to issue a press release regarding this proposal prior to the opening of trading tomorrow. A copy of the press release is attached for your information.

No binding obligation on the part of the Company or myself will arise with respect to this proposal or any transaction unless and until such time as definitive agreements are entered into between the Company and me.

I have engaged Willkie Farr & Gallagher LLP as legal advisor for the proposed transaction.

I would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss this proposal. I look forward to your response.

Sincerely,

/s/ Kenneth D. Cole

Kenneth D. Cole